As filed with the Securities and Exchange Commission on December 26, 2012

Securities Act Registration No. 333-183236

Investment Company Registration No. 811-22734

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 [X]

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

and/or

REGISTRATION STATEMENT UNDER

THE INVESTMENT COMPANY ACT OF 1940 [X]

Amendment No. 6

Western Asset Middle Market Debt Fund Inc.

(Exact Name of Registrant as Specified in Charter)

620 Eighth Avenue, 49th Floor

New York, New York 10018

(Address of Principal Executive Offices)

(888) 777-0102

(Registrant’s Telephone Number, Including Area Code)

R. Jay Gerken

Legg Mason & Co., LLC

620 Eighth Avenue, 49th Floor

New York, New York 10018

(Name and Address of Agent for Service)

Copies to

Sarah E. Cogan, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017	Robert I. Frenkel, Esq. Legg Mason & Co., LLC 100 First Stamford Place Stamford, CT 06902

Explanatory Note

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-183236 and 811-22734) of Western Asset Middle Market Debt Fund Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. The contents of the Registration Statement are hereby incorporated by reference.

Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements

	Part A	None

	Part B	Financial statements

(2)	Exhibits

	(a)	Articles of Incorporation, dated July 23, 2012(4)

	(b)	By-Laws(4)

	(c)	Not Applicable

	(d)	Articles V and VIII of Registrant’s Articles of Incorporation are incorporated herein by reference.

	(e)	Not Applicable

	(f)	Not Applicable

	(g) (1)	Form of Investment Management Agreement between the Registrant and Legg Mason Partners Fund Advisor, LLC (“LMPFA”)(3)

	(g) (2)	Form of Subadvisory Agreement between Legg Mason Partners Fund Advisor, LLC and Western Asset Management Company (“Western Asset”)(3)

	(g) (3)	Form of Subadvisory Agreement between Western Asset Management Company and Western Asset Management Company Limited (“Western Asset Limited”)(3)

	(h) (1)	Form of Distribution Agreement(3)

	(h) (2)	Form of Dealer Agreement(3)

	(h) (3)	Form of Initial Offering Period Agreement(3)

	(h) (4)	Form of Structuring Fee Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated(2)

	(i)	Not Applicable

	(j)	Custodian Services Agreement with State Street Bank and Trust Company(1)

	(k) (i)	Transfer Agency and Services Agreement with American Stock Transfer & Trust Company LLC(3)

	(k) (ii)	Fund Accounting Services Agreement with State Street Bank and Trust Company(1)

	(l) (1)	Opinion and Consent of Simpson Thacher & Bartlett LLP(3)

	(l) (2)	Opinion and Consent of Foley & Lardner LLP(3)

	(m)	Not Applicable

	(n)	Consent of Independent Registered Public Accounting Firm(3)

	(o)	Not Applicable

	(p)	Subscription Agreement(3)

	(q)	Not Applicable

	(r) (1)	Code of Ethics of the Fund and LMPFA(3)

	(r) (2)	Code of Ethics of Western Asset and Western Asset Limited(3)

	(s)	Power of Attorney(4)

(1)	Filed herewith.
(2)	Filed on December 20, 2012 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-183236 and 811-22734) and incorporated by reference herein.
(3)	Filed on December 19, 2012 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-183236 and 811-22734) and incorporated by reference herein.
(4)	Filed on August 10, 2012 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-183236 and 811-22734) and incorporated by reference herein.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fees	$34,974
Financial Industry Regulatory Authority fees	38,962
Printing expenses	300,000
Accounting fees and expenses	60,000
Legal fees and expenses	290,000

Total	$723,936

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities As of September 26, 2012

Title of Class	Number of Record Holders
Common Stock, par value $0.001 per share	1

Item 30. Indemnification

Sections 1-3 of Article VII of the Registrant’s Articles of Incorporation, filed as Exhibit (a) to this Registration Statement, provide that:

To the maximum extent permitted by Maryland statutory or decisional law, as amended or interpreted, no current or former director or officer of the Registrant shall have any liability to the Registrant or its stockholders for money damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

The Registrant shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by Maryland statutory or decisional law. The Registrant shall indemnify and advance expenses to its officers to the same extent as its directors and may do so to such further extent as is consistent with law. The Board of the Registrant may by By-Law, resolution or agreement make further provision for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Maryland statutory or decisional law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such By-Laws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. This indemnification applies to events occurring at the time a person serves as a director or officer of the Registrant whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

No provision of the Registrant’s Articles of Incorporation shall be effective to protect or purport to protect any director or officer of the Registrant against any liability to the Registrant or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Section 6 of the Form of Distribution Agreement, filed as exhibit (h)(1) to the Registrant’s registration statement, provides that

The Fund agrees to indemnify, defend, and hold free and harmless, the Distributor, its officers and directors and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Distributor, its officers, directors or any such controlling person may incur under common law or otherwise, arising out of or based upon any untrue statement of a material fact contained in the Registration Statement or Prospectus or arising out of or based upon any alleged omission to state a material fact required to be stated in either thereof or necessary to make the statements in either thereof not misleading, except insofar as such claims, demands, liabilities or expenses arise out of or are based upon any such untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information furnished in writing by the Distributor to the Fund for use in the Registration Statement or Prospectus; provided, however, that this indemnity agreement, to the extent that it might require indemnity of any person who is also an officer or Director of the Fund or who controls the Fund within the meaning of Section 15 of the 1933 Act, shall not inure to the benefit of such officer, Director or controlling person unless a court of competent jurisdiction shall determine, or it shall have been determined by controlling precedent, that such result would not be against public policy; and further provided, that in no event shall anything contained herein be so construed as to protect the Distributor against any liability to the Fund or to its security holders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligations under this Agreement. The Fund’s agreement to indemnify the Distributor, its officers and directors and any such controlling person as aforesaid is expressly conditioned upon the Fund’s being promptly notified of any action brought against the Distributor, its officers or directors, or any such controlling person, such notification to be given to the Fund at its principal business office. The Fund agrees promptly to notify the Distributor of the commencement of any litigation or proceedings against it or any of its officers or Directors in connection with the issue and sale of any Shares.

Section 9 of the Form of Dealer Agreement, filed as exhibit (h)(2) to the Registrant’s registration statement, provides that

You agree to indemnify us (for the purposes of this Paragraph 9, “us” and “we” shall mean Merrill Lynch, the officers, directors and employees of Merrill Lynch, and any person who is or may be deemed to be a controlling person of Merrill Lynch) and hold us harmless against any and all losses, claims, damages, liabilities and expenses (including the reasonable costs of investigation and attorney’s fees and expenses as such expenses are incurred by us in any action or proceeding between the parties hereto or between us and any third party) to which we may become subject under the Securities Act, the 1940 Act, or otherwise, insofar as any such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on any untrue statement of a material fact or alleged untrue statement of a material fact contained in any Registration Statement of any Fund (including any prospectus or statement of additional information which is part of any such Registration Statement) or any amendment or supplement thereto or in any Sales Materials relating to a Fund provided to us by you (whether or not we have approved the use of such Sales Materials), arises out of or is based on the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or breach of this Agreement. This indemnity agreement will be in addition to any liability which you may otherwise have. No indemnity by you hereunder shall apply in respect of any prospectus, statement of additional information or Sales Materials relating to a Fund provided by you to us used at a time not authorized under the Securities Act or the regulations adopted thereunder, provided that you have informed us in writing that there is no such authorization.

Section 6 of the Form of Initial Offering Period Agreement filed as Exhibit (h)(3) to the Registrant’s registration statement provides that the Registrant shall indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated, its affiliates and each person, if any, who controls Merrill Lynch, Pierce, Fenner & Smith Incorporated against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Item 31. Business and Other Connections of Adviser

The descriptions of LMPFA, Western Asset and Western Asset Limited under the caption “Management of the Fund” in the Prospectus and Statement of Additional Information of this Registration Statement are incorporated by reference herein. Information as to the directors and officers of LMPFA, Western Asset and Western Asset Limited, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of LMPFA and Western Asset in the last two years, is included in their respective applications for registration as an investment adviser on Form ADV (File Nos. 801-66785, 801-08162, 801-67298, 801-143388 and 801-21068, respectively) filed under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained at the office of the Registrant at 620 Eighth Avenue, 49th Floor New York, New York 10018.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1) Registrant undertakes to suspend the offering of shares until the prospectus is amended, if subsequent to the effective date of this registration statement, its net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or its net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(5) Registrant undertakes that, for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant Rule 497(h) shall be deemed to be a part of the Registration Statement as of the time it was declared effective.

Registrant undertakes that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 26th day of December 2012.

WESTERN ASSET MIDDLE MARKET DEBT FUND INC.

By:	/s/ Richard F. Sennett
Principal Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the 1933 Act, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ R. Jay Gerken R. Jay Gerken	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	December 26, 2012

/s/ Richard F. Sennett Richard F. Sennett	Principal Financial Officer (Principal Financial and Accounting Officer)	December 26, 2012

/s/ Carol L. Colman* Carol L. Colman	Director	December 26, 2012

/s/ Daniel P. Cronin* Daniel P. Cronin	Director	December 26, 2012

/s/ Paolo M. Cucchi* Paolo M. Cucchi	Director	December 26, 2012

/s/ Leslie H. Gelb* Leslie H. Gelb	Director	December 26, 2012

/s/ William R. Hutchinson* William R. Hutchinson	Director	December 26, 2012

/s/ Dr. Riordan Roett* Dr. Riordan Roett	Director	December 26, 2012

/s/ Jeswald W. Salacuse* Jeswald W. Salacuse	Director	December 26, 2012

*By:	/s/ Richard F. Sennett
Richard F. Sennett
As Agent or Attorney-in-fact

December 26, 2012

The original power of attorney authorizing R. Jay Gerken, Richard F. Sennett, Robert I. Frenkel and George Hoyt to execute the Registration Statement, and any amendments thereto, for the Directors and/or officers of the Registrant on whose behalf this Registration Statement is filed has been executed and is filed as Exhibit (s).

Schedule of Exhibits to Form N-2

Exhibit No.	Exhibit

(j)	Custodian Services Agreement with State Street Bank and Trust Company

(k) (ii)	Fund Accounting Services Agreement with State Street Bank and Trust Company